                                                June 2, 2008

VIA EDGAR SUBMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Attention:  Ms. Kate Tillan and Mr. Praveen Kartholy

Re:	Caliper Life Sciences, Inc.
Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2007
Filed March 17, 2008
Form 8-K dated February 26, 2008
File No. 001-32976

Ladies and Gentlemen:

Pursuant to the discussion between Mr. Praveen Kartholy of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and Megan Gates of our legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., on May 14, 2008, and in connection with the review by the Staff of the Commission of the above-referenced filings, Caliper Life Sciences, Inc. (the “Company”) hereby acknowledges that:

•              the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (508) 497-2215 or Megan Gates at (617) 348-4443 with any questions or comments regarding this matter.

Very truly yours,

CALIPER LIFE SCIENCES, INC.

/s/ Peter F. McAree
By: Peter F. McAree
Its: Senior Vice President and Chief Financial Officer

68 Elm Street, Hopkinton, MA 01748-1668

508.435.9500 main  www.caliperLS.com  508.435.3439 Fax